SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES
EXCHANGE ACT OF 1934

T-NETIX, INC.

(Name of Subject Company)

T-NETIX, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

872597 10 9

(CUSIP Number of Class of Securities)

WAYNE A. JOHNSON II

EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND CORPORATE SECRETARY
T-NETIX, INC.
2155 CHENAULT DRIVE, SUITE 410
CARROLLTON, TEXAS 75006
(972) 241-1535
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copy To:

DARREL A. RICE

HAYNES AND BOONE, LLP
901 MAIN STREET, SUITE 3100
DALLAS, TEXAS 75202
(972) 651-5000

☐	Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

Item 1. Subject Company Information
Item 2. Identity and Background of the Filing Person
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 4. The Solicitation or Recommendation.
Item 5. Persons/Assets Retained, Employed, Compensated or Used.
Item 6. Interests in Securities of the Subject Company.
Item 7. Purpose of the Transaction and Plans or Proposals.
Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE
ANNEX A FAIRNESS OPINION
ANNEX B INFORMATION STATEMENT
EXHIBIT INDEX
EX-99.(a)(5) Letter to Stockholders of T-Netix
EX-99.(e)(7) Richard Cree Employment Agreement
EX-99.(e)(8) John Poss Employment Agreement
EX-99.(e)(9) Henry Schopfer III Employment Agree.
EX-99.(e)(10) Wayne Johnson II Employment Agree.
EX-99.(e)(11) Thomas Meriam Employment Agreement
EX-99.(e)(12) Thomas Larkin Employment Agreement
EX-99.(e)(13) Thomas Larkin Employment Agree. Amd.
EX-99.(e)(14) Exclusivity Agreement

Item 1.	Subject Company Information

      (a) Name and Address. The name of the subject company is T-NETIX, Inc., a corporation incorporated in Delaware (“T-NETIX”). The address of the principal executive offices of T-NETIX is 2155 Chenault Drive, Suite 410, Carrollton, Texas 75006, and the telephone number of T-NETIX at such address is (972) 241-1535.

      (b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share (the “Common Stock”), of T-NETIX. As of the close of business on February 3, 2004, there were 15,052,210 shares of Common Stock outstanding.

Item 2.	Identity and Background of the Filing Person

      (a) Name and Address. The name, business address and business telephone number of the filing person are given in Item 1(a) above, which information is incorporated by reference into this Item 2(a). The filing person is also the subject company.

      (b) Tender Offer. This Schedule 14D-9 relates to the tender offer by TZ Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of TZ Holdings, Inc., a Delaware corporation (“Holdings”), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser, Holdings, H.I.G.-TNetix, Inc., a Cayman Island corporation and the sole stockholder of Purchaser, H.I.G. Capital Partners III, L.P., a Delaware limited partnership, and H.I.G. Investment Group III, L.P., a Cayman Island limited partnership (as it may be amended and supplemented from time to time, the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on February 3, 2004, to purchase all of the issued and outstanding shares of Common Stock of T-NETIX for $4.60 per share net to the selling stockholder in cash (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 3, 2004 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, collectively with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Offer”). The Offer to Purchase is filed as Exhibit (a)(1) to the Schedule TO, which is being mailed to stockholders along with this Schedule 14D-9. The address of Purchaser and Holdings is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

      The Offer is being made upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 22, 2004 (the “Merger Agreement”), by and among Purchaser, Holdings and T-NETIX, which is included as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. The Merger Agreement provides, among other things, as soon as practicable (but not later than three business days) following the consummation of the Offer and the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement in accordance with the relevant provisions of Delaware law, Purchaser will be merged (the “Merger”) with and into T-NETIX. Following the effective time of the Merger, (the “Effective Time”), T-NETIX will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Holdings.

      In the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by T-NETIX, any wholly owned subsidiary of T-NETIX, Holdings or any direct or indirect subsidiary of Holdings (including Purchaser), which shall be canceled, and other than the shares of Common Stock, if any, held by holders of Common Stock who have properly demanded and perfected their appraisal rights under Section 262 of Delaware law) will, by virtue of the Merger and without any action on the part of the holders of Common Stock, be converted into the right to receive the Offer Price, in cash, less any required withholding taxes and without interest, upon surrender of the certificate formerly representing such shares of Common Stock, duly executed and properly completed.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

      (a) General. Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between T-NETIX or its affiliates and (1) its executive officers, directors or affiliates or (2) Purchaser, its executive officers, directors or affiliates, is described below. Certain contracts, agreements, arrangements or understandings between T-NETIX or its affiliates and certain of its directors and executive officers are described in the Information Statement (the “Information Statement”) pursuant to Rule 14f-1 under the Exchange Act that is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference.

      (b) Employment Agreements with Purchaser. Contemporaneously with the execution of the Merger Agreement, each of Richard E. Cree, John C. Poss, Henry G. Schopfer III, Thomas R. Meriam and Wayne A. Johnson II entered into employment agreements with Purchaser which become effective only upon the closing of the Merger. At the Effective Time, these employment agreements will become obligations of the Surviving Corporation, and will govern the terms of the employment of Messrs. Cree, Poss, Schopfer, Meriam and Johnson with the Surviving Corporation after the Merger (the “Surviving Corporation Employment Agreements”). Once the Merger is effective, the Surviving Corporation Employment Agreements will replace and supercede the Old Employment Agreements described in subparagraph (c) below of this Item 3.

      The annual base salaries for Messrs. Cree, Poss, Schopfer, Meriam and Johnson under the Surviving Corporation Employment Agreements will be $265,000, $225,000, $208,000, $170,000 and $170,000, respectively. The board of directors of the Surviving Corporation will review the base salary for each executive officer at least once a year during the term of the agreements to determine whether an increase is appropriate. In addition, the Surviving Corporation will establish an incentive compensation program, in which each of Messrs. Cree, Poss, Schopfer, Meriam and Johnson will be entitled to participate.

      The Surviving Corporation Employment Agreements will entitle each of Messrs. Cree, Poss, Schopfer, Meriam and Johnson to participate in the Surviving Corporation’s employee benefit plans which are available to its executive officers. The agreements require the Surviving Corporation to provide benefits that are not materially less favorable to those being provided to T-NETIX’s executive officers immediately prior to the time of the Merger.

      The Surviving Corporation Employment Agreements will provide that the employment of each of Messrs. Cree, Poss, Schopfer, Meriam and Johnson can be terminated by the Surviving Corporation with cause, without cause, upon death and upon disability. The agreements will also permit the executive to resign upon 60 days prior notice. In addition, the executive will have the right to voluntarily resign without prior notice upon the occurrence of certain events, and in such case, the resignation will be treated as a termination by the Surviving Corporation without cause.

      If the Surviving Corporation terminates their employment without cause, each of Messrs. Cree, Poss, Schopfer, Meriam and Johnson will be entitled to receive continued salary payments and benefits for a period of 12 months after termination. In addition, the executive or his estate will be entitled to receive payment of incentive compensation that would otherwise have been payable through the date of termination if the executive’s employment is terminated without cause, for death or for disability. In the case of all other terminations, the executive is not entitled to any payments, other than the receipt of salary and benefits owed for periods prior to the date of termination.

      Messrs. Cree, Poss, Schopfer, Meriam and Johnson will be required to abide by customary covenants to safeguard the Surviving Corporation’s confidential information, and will be subject to non-competition covenants that prohibit them from competing with the Surviving Corporation during the term of their employment and for a period of two years thereafter.

      Copies of the Surviving Corporation Employment Agreements are included in this Schedule 14D-9 as Exhibits (e)(2) through (e)(6), and are incorporated herein by reference.

      (c) Employment Agreements with T-NETIX.     T-NETIX has entered into employment agreements with each of Messrs. Cree, Poss, Schopfer, Meriam and Johnson that currently govern the terms of each executive’s employment with T-NETIX (the “Old Employment Agreements”). Under the Old Employment Agreements, each of Messrs. Cree, Poss, Schopfer, Meriam and Johnson would receive severance payments if he were to voluntarily terminate his employment within a certain period of time after a change of control. The Merger will constitute a change of control under terms of the Old Employment Agreements. However, since the Surviving Corporation Employment Agreements will replace and supercede the Old Employment Agreements at the effective time of the Merger, Messrs. Cree, Poss, Schopfer, Meriam and Johnson will not be entitled to the potential severance benefits provided in the Old Employment Agreements as a result of the Merger. Copies of the Old Employment Agreements are included in this Schedule 14D-9 as Exhibits (e)(7) through (e)(11) and are incorporated herein by reference.

      Mr. Thomas E. Larkin, a current employee and director of T-NETIX, entered into an employment agreement with T-NETIX dated January 1, 2002, which was amended effective as of January 1, 2004. If, during the term of his employment agreement, Mr. Larkin voluntarily resigns after a change of control, he is entitled to receive a severance payment in the amount of $500,000. The Merger will constitute a change of control under the terms of Mr. Larkin’s employment agreement. A copy of Mr. Larkin’s employment agreement and the related amendment are included in this Schedule 14D-9 as Exhibits (e)(12) and (e)(13), and are incorporated herein by reference.

      (d) The Merger Agreement. The summary of the material provisions of the Merger Agreement and the description of the conditions of the Offer and the Merger are contained in “Section 11-Purpose of the Offer; Plans for the Company; Certain Agreements” and “Section 14-Conditions of the Offer” of the Offer to Purchase, and are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

      (e) Exclusivity Agreement. H. I. G. Capital, LLC, a Delaware limited liability company and an affiliate of Parent and Purchaser (“H. I. G.”) and T-NETIX entered into an Exclusivity Agreement dated October 23, 2003, which was subsequently extended effective as of December 5, 2003. Pursuant to the Exclusivity Agreement, T-NETIX agreed to not solicit acquisition proposals or engage in discussions concerning an acquisition of T-NETIX with any party other than H. I. G. In exchange, H. I. G. agreed to comply with certain standstill covenants with respect to other companies in T-NETIX’s industry. The above summary is qualified in its entirety by reference to the Exclusivity Agreement, which has been filed as Exhibit (e)(14) of this Schedule 14D-9 and is incorporated herein by reference.

      (f) Effect of the Merger on Election of Directors. Pursuant to the Merger Agreement, promptly upon the acceptance for payment by Purchaser of a majority of the outstanding shares of Common Stock purchased pursuant to the Offer, Purchaser shall be entitled to designate up to such number of directors as is equal to the product of the total number of directors on T-NETIX’s Board of Directors (the “Board”) (giving effect to the directors elected pursuant to the provisions described in this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Purchaser or Holdings following such purchase bears to the total number of shares of Common Stock then outstanding. T-NETIX shall promptly take all actions necessary to cause Purchaser’s designees to be so elected, including seeking the resignations of one or more incumbent directors, increasing the size of the Board or both; provided, however, that until the effective time of the Merger, T-NETIX, Purchaser and Holdings will use their commercially reasonable efforts to ensure that at least two members who were directors of T-NETIX on the date of the Merger Agreement will remain members of the Board. At the effective time of the Merger, T-NETIX, if so requested by Holdings, shall use its commercially reasonable efforts to cause Purchaser’s designees to constitute the same percentage of representation as is on the Board, after giving effect to the above, on: (i) each committee of the Board; (ii) the board of directors of each

T-NETIX subsidiary; and (iii) each committee of each such board of directors, but only, in each case, to the extent permitted by applicable law.

      T-NETIX’s obligations to appoint Purchaser’s designees to the Board is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. T-NETIX shall take all actions required pursuant to such section and rule in order to fulfill its obligations under the Merger Agreement, and has included in this Schedule 14D-9 the Information Statement containing such information with respect to T-NETIX and its officers and directors as is required under such section and rule in order to fulfill T-NETIX’s obligations in this regard. The information regarding H. I. G., Purchaser and Holdings and their respective officers, directors and affiliates required by such section and rule was supplied to T-NETIX by H. I. G.

      (g) Effect of the Merger on Indemnification. Pursuant to the terms of the Merger Agreement, the Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification than are currently set forth in the Certificate of Incorporation and Bylaws of T-NETIX, unless a modification shall be required by law, and such provisions may not be amended in such a manner that would materially adversely affect the rights of certain persons protected thereunder until six years after the effective time of the Merger.

      The Surviving Corporation shall maintain T-NETIX’s existing officers’ and directors’ liability insurance policy for a period of six years after the effective time of the Merger, on the same terms as T-NETIX’s existing officers’ and directors’ insurance; however, in no case shall the Surviving Corporation be required to pay more than 150% of the last annual premium paid for such insurance by T-NETIX prior to the date of the Merger Agreement. If the amount of insurance premium to be paid by the Surviving Corporation would exceed this maximum amount, then the Surviving Corporation shall obtain as much coverage as can be purchased without exceeding the maximum permitted premium amount.

      (h) Effect on Options and Warrants. Pursuant to the Merger Agreement, T-NETIX will use its commercially reasonable efforts to cause all holders of options to purchase Common Stock granted under T-NETIX’s option plans to execute before the Effective Time, to the extent necessary, an Option Relinquishment and Release Agreement and to cause all holders of warrants to execute before the Effective Time, to the extent necessary, a Warrant Relinquishment and Release Agreement. Purchaser will then cause the paying agent in the Merger to pay to each holder who has previously delivered an Option Relinquishment and Release Agreement or a Warrant Relinquishment and Release Agreement, at the time that shares of Common Stock are accepted for payment in the Merger, a cash amount equal to the product of (a) the number of shares of Common Stock subject to the options or warrants, as the case may be, and (b) the amount by which $4.60 per share or any greater amount per share paid pursuant to the Merger exceeds the exercise or strike price per share subject to the option or warrant, as the case may be, less any required withholding taxes.

      (i) Tender Agreement. Contemporaneously with the execution of the Merger Agreement, each of W.P. (Paul) Buckthal, Daniel M. Carney, Cree Capital Investments, Ltd., Harold A. Cree, Richard E. Cree, The Richard J. Cree Revocable Trust, William R. Cree, Robert A. Geist, Daniel J. Taylor and Irvin Wall (the “Tendering Parties”) entered into a Tender Agreement and Irrevocable Proxy with Purchaser and Holdings (the “Tender Agreement”). Pursuant to the Tender Agreement, each of the Tendering Parties has agreed to tender their shares of Common Stock in the Offer. Additionally, each of the Tendering Parties has agreed to vote their shares of Common Stock in favor of the Merger, should a stockholder vote be required. The Tendering Parties collectively own approximately 33% of the outstanding Common Stock. A copy of the Tender Agreement is filed as Exhibit (e)(15) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.     The Solicitation or Recommendation.

      (a) Solicitation or Recommendation. At a meeting held on January 22, 2004, the Board:

(1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, T-NETIX and its stockholders;

(2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

(3) recommended that holders of Common Stock tender their shares in the Offer and, if applicable, approve and adopt the Merger Agreement.

      Based on the Board’s recommendation, T-NETIX advises holders of Common Stock to accept the Offer and, if applicable, approve and adopt the Merger Agreement.

      In considering the recommendation of the Board with respect to the Offer and the Merger, T-NETIX’s stockholders should be aware that some members of the Board and management have interests in the Offer and the Merger that are in addition to the interests of T-NETIX’s stockholders generally. The Board was aware of these interests and considered them, among other matters, in recommending that the Board approve the Merger Agreement, the Offer and the Merger. See the additional information regarding the interests of the Board and management in the Offer and the Merger contained in Item 3 of this Schedule 14D-9.

      A press release announcing the execution of the Merger Agreement and a letter to the stockholders communicating the Board’s recommendation are included as Exhibits (a)(6) and (a)(5), respectively, and are incorporated herein by reference.

      (b) Background of and Reasons for the Offer and the Merger.

      During the last few years, the Board has periodically evaluated T-NETIX’s presence and position in key areas of operation, including a review of potential strategic alternatives in an attempt to maximize stockholder value. More recently, the Board has focused on a possible sale of T-NETIX. This focus resulted from a number of factors, including the continued consolidation and vertical integration of telecommunications companies in the United States, competition with larger telecommunications companies with greater resources, the increased costs of continued compliance with the Sarbanes-Oxley Act of 2002 and other rules and regulations of the Securities and Exchange Commission, and the difficulty of obtaining capital resources necessary to finance the expansion of T-NETIX’s business or to make strategic acquisitions.

      Over the past six months, the Board discussed the unsolicited interest in T-NETIX and the possibility of finding a potential qualified buyer. In considering a list of potential buyers, the Board analyzed the factors it considered to be the most important in evaluating a buyer, including the business fit, the familiarity with the inmate calling industry, financing capabilities, other current priorities of the potential buyer, and the potential buyer’s stated business objectives and recent track records with other acquisitions. The Board discussed the possibility of informally investigating the attractiveness of T-NETIX as an acquisition target in the marketplace, and the number and types of potential buyers that might be interested in this type of acquisition. One of the members of the Board at the time, Mr. Holt Thrasher, is also the managing director of Mooreland Partners, LLC, an investment banking firm that provides financial advisory services (“Mooreland”). The Board requested Mooreland to provide an informal evaluation of the acquisition market on behalf of T-NETIX.

      During August and September 2003, at the Board’s direction, Mooreland contacted certain possible candidates, and explored informally their level of interest in an acquisition of T-NETIX. Mooreland developed five possible candidates from a larger group of potentially qualified partners, including H. I. G., to acquire T-NETIX, which Mooreland considered to be the universe of the most likely potential buyers.

      On August 11, 2003, the Company and H. I. G. entered into a confidentiality agreement concerning a potential acquisition.

      On August 14, 2003, members of T-NETIX and H. I. G. management met in Dallas, Texas to discuss T-NETIX’s business. On the same date, H. I. G. began its preliminary due diligence review of T-NETIX. On August 22, 2003, H. I. G. contacted Mooreland to discuss the results of its preliminary due diligence review and initial valuation of the business. Based on these factors, H. I. G. indicated that it was interested in a potential acquisition of T-NETIX at an acquisition price of between $2.40 to $2.75 per share of Common Stock.

      Representatives of Mooreland attended a telephonic Board meeting on August 27, 2003 to brief the Board regarding its ongoing efforts to identify potential buyers and various other strategic alternatives available to T-NETIX. At this meeting, Mooreland informed the Board of its recent discussions with H. I. G., and also discussed H. I. G.’s reputation and background with the Board.

      On September 5, 2003, T-NETIX publicly announced the settlement of a lawsuit regarding the infringement of three of its intellectual property patents by a third party. Under the terms of the settlement, T-NETIX received a $12 million cash settlement for past acts of infringement and paid-up royalties for the use of its technology. In addition, the settlement provides for potential future royalty payments under specified circumstances. On September 6, 2003, H. I. G. contacted Mooreland to indicate that they planned to revise the proposed acquisition price range.

      On September 9, 2003, H. I. G. proposed a revised acquisition price of $3.40 to $3.75 per share of T-NETIX Common Stock. In response, Mooreland continued discussions with H. I. G., but also indicated to H. I. G. that the offered per share price range was inadequate. Accordingly, Mooreland continued its efforts to identify other potential buyers.

      On September 24, 2003, members of T-NETIX and H. I. G. management again met in Dallas, Texas to continue potential acquisition discussions. At this meeting, H. I. G. increased its acquisition proposal to $4.50 per share of Common Stock. H. I. G. proposed a non-binding term sheet for the acquisition of the Company at this price.

      On September 29, 2003, the Board held a telephonic meeting to discuss the revised H. I. G. offer and Mooreland’s discussions with other potential buyers. At this meeting, the Board decided to form the Strategic Planning Committee consisting of Mr. Jim Mann, Mr. John Burbank and Mr. Martin Hart (the “Strategic Planning Committee”) to evaluate the revised H. I. G. offer and other offers from potential buyers.

      On October 7, 2003, the Strategic Planning Committee held a telephonic meeting to discuss the H. I. G. offer and conversations that Mooreland had with three other potential buyers of T-NETIX. The Strategic Planning Committee authorized Mooreland to continue discussions with H. I. G. and the other potential buyers, and to continue their efforts to identify additional potential buyers. At this meeting, the Strategic Planning Committee approved the engagement of Mooreland as its financial advisor and the law firm of Blank Rome LLP as its legal counsel. Mr. Thrasher also disclosed to the Strategic Planning Committee at this meeting that he had agreed to resign from the Board effective as of October 10, 2003 to avoid any potential conflict of interest in connection with the Strategic Planning Committee’s engagement of Mooreland.

      On October 10, 2003, the Strategic Planning Committee held a telephonic meeting to discuss additional conversations that Mooreland had with the potential buyers. One of the buyers indicated that they did not believe T-NETIX’s business would be a strategic fit for their operations. Another buyer stated that, after further investigation, they were not comfortable with the inmate calling industry. A third buyer submitted a preliminary acquisition proposal of $5.00 per share of Common Stock, subject to due diligence and meetings with T-NETIX’s management team (the “Alternative Bidder”). The Strategic Planning Committee directed Mooreland to continue discussions with H. I. G. and the Alternative Bidder.

      On October 15, 2003, the Strategic Planning Committee held a telephonic meeting to discuss further developments with H. I. G. and other potential buyers. At that meeting, Mooreland reported that H. I. G. had agreed to increase its acquisition proposal to $5.00 per share of Common Stock.

      The Strategic Planning Committee met again by teleconference on October 17, 2003 and October 22, 2003 to review and evaluate the non-binding term sheets submitted by H. I. G. and the Alternative Bidder. Mooreland presented the Strategic Planning Committee with an evaluation of the competing bids, including the likelihood of obtaining financing, as well as the relative price and terms. After an extensive discussion and evaluation, the Strategic Planning Committee approved H. I. G.’s latest offer of $5.00 per share of Common Stock, and recommended that this offer be approved by the entire Board.

      On October 23, 2003, the Board held a telephonic meeting to discuss the H. I. G. offer and the Alternative Bidder’s offer. Mooreland reviewed certain advantages and disadvantages of each offer, and also provided the Board with a summary of Mooreland’s efforts to identify potential buyers over the last few months. After discussion and a review of relevant factors, including the recommendation of the Strategic Planning Committee on October 22nd, the Board approved H. I. G.’s latest acquisition offer, and authorized T-NETIX to enter into a 60-day exclusivity agreement with H. I. G. This exclusivity agreement was executed later that same day.

      On October 29, 2003, members of T-NETIX and H. I. G. management met in Miami, Florida to further discuss the timing and mechanics of H. I. G.’s acquisition of T-NETIX. At this meeting, H. I. G. indicated that it desired to conduct additional due diligence regarding T-NETIX’s business and prospects before proceeding with drafts of definitive legal documentation concerning the acquisition.

      On November 26, 2003, H. I. G. received additional data that showed T-NETIX would not achieve certain projected financial targets. On December 3, 2003, T-NETIX sent a letter to H. I. G. explaining the shortfall in these financial targets. Based on this information, H. I. G. lowered their offer to $4.40 per share of Common Stock on December 10, 2003.

      The Strategic Planning Committee held a telephonic meeting on December 10, 2003 to discuss the reduction in the per share amount of H. I. G.’s offer. At this meeting, Mooreland advised the Committee of various strategies that could be used to persuade H. I. G. to raise its offer and other alternatives available to T-NETIX. The Strategic Planning Committee authorized Mooreland to continue negotiations with H. I. G. in an attempt to increase the amount of the offer, and recommended that the meeting of the Board scheduled for December 11, 2003 be postponed until after additional discussions with H. I. G. had taken place. In this regard, the Strategic Planning Committee authorized the extension of the exclusivity agreement between T-NETIX and H. I. G. to the extent necessary to continue negotiations, which action was subsequently approved by the Board by unanimous written consent.

      On December 12, 2003, Mooreland conducted additional discussions with H. I. G. concerning the amount of their offer. As a result of this discussion, H. I. G. agreed to raise its offer to $4.60 per share of Common Stock. The Strategic Planning Committee met telephonically on December 13, 2003, to discuss H. I. G.’s latest offer, and authorized Mooreland to continue negotiations and further discussions with H. I. G.

      On December 16, 2003, White & Case, LLP, legal counsel to H. I. G., Holdings and Purchaser, sent a draft definitive Merger Agreement to T-NETIX. On December 24, 2003, T-NETIX’s legal counsel, Haynes and Boone, LLP, sent a revised draft of the Merger Agreement to White & Case reflecting T-NETIX’s comments, the comments of the Strategic Planning Committee and their respective advisors. On December 29, 2003, White & Case sent Haynes and Boone a revised draft of the Merger Agreement. During the week of December 29, representatives of Haynes and Boone and Mr. Wayne A. Johnson II, T-NETIX’s executive vice president, general counsel and corporate secretary, met to discuss the revised draft Merger Agreement received from White & Case.

      On January 3, 2004, the Strategic Planning Committee met telephonically to discuss the revised draft Merger Agreement received from White & Case. Among other things, the Strategic Planning Committee discussed the amount of the potential termination fee to be paid to H. I. G. under the Merger Agreement, a “cap” for the amount of potential expense reimbursement to be paid to H. I. G. under the Merger Agreement, the termination situations under which such termination fee and expense reimbursement would be paid to H. I. G. under the Merger Agreement, and a proposed minimum EBITDA requirement for the

Company as a closing condition for H. I. G. After discussion, the Strategic Planning Committee recommended certain changes be made to the draft Merger Agreement. Additionally, the Strategic Planning Committee approved the $4.60 per share of Common Stock offer made by H. I. G. and authorized the engagement of Updata Capital, Inc. (“Updata Capital”) to provide a fairness opinion with respect to the consideration to be received by stockholders in the Merger. The Strategic Planning Committee also recommended that, subject to the completion of an acceptable draft of the Merger Agreement and the receipt of a fairness opinion from Updata Capital, the entire Board approve H. I. G.’s offer, the Merger and the Merger Agreement.

      During the weeks of January 5, 2004 and January 12, 2004, representatives of Haynes and Boone, White & Case and Mr. Johnson participated in multiple telephone conversations concerning the Merger Agreement and exchanged numerous revised drafts of the Merger Agreement.

      On January 7, 2004, the entire Board held a telephonic meeting to discuss the current status of the H. I. G. proposal.

      On January 14, 2004, the Strategic Planning Committee held a telephonic meeting to discuss the latest draft of the Merger Agreement, and to discuss the adoption and approval of the Merger Agreement and the Merger. Mr. Johnson and Haynes and Boone briefed the Committee concerning the status of negotiations with H. I. G., and discussed the latest draft of the Merger Agreement which was provided to the Committee. The Committee discussed various aspects of the latest draft of the Merger Agreement, including the termination provisions and the potential termination fee payment. They also discussed other aspects of the Merger, including the status of the commitment for financing of the Merger which was being obtained by H. I. G. At the meeting, representatives of Updata Capital discussed the draft of their fairness opinion and the detailed report to the Strategic Planning Committee which had previously been delivered to the members of the Strategic Planning Committee in electronic form. The members of the Strategic Planning Committee reviewed and discussed the draft report of Updata Capital, which stated that the Merger Consideration of $4.60 cash per share of Common Stock was fair from a financial point of view to T-NETIX’s stockholders. The Strategic Planning Committee, based on the advice of its financial advisor and independent counsel, and based upon its review of the report of Updata Capital, approved the Merger and the Merger Agreement and agreed to recommend to the Board that they approve the Merger and the Merger Agreement.

      On January 16, 2004, H. I. G. contacted T-NETIX and indicated that H. I. G. desired to modify the structure of the acquisition to be a tender offer rather than a “long-form merger.” On January 17, 2004, White & Case delivered a revised draft of the Merger Agreement to Haynes and Boone that included additional terms and provisions relating to the Offer. On January 19, 2004, Haynes and Boone sent a revised draft of the Merger Agreement to White & Case that reflected the comments of T-NETIX on the provisions of the Merger Agreement pertaining to the Offer. From January 19, 2004 to January 21, 2004, White & Case, Haynes and Boone and Mr. Johnson had several conversations and exchanged multiple revised drafts of the Merger Agreement in an effort to finalize the terms and provisions of the Merger Agreement relating to the Offer.

      On January 22, 2004, the Strategic Planning Committee held a telephonic meeting to review the terms of the revised Merger Agreement and the Offer. At this meeting, Updata Capital delivered to the Strategic Planning Committee its opinion stating that the consideration of $4.60 cash per share was fair from a financial point of view to T-NETIX’s stockholders. The Strategic Planning Committee then approved the revised terms of the Merger Agreement, including the Offer, and recommended that the Board adopt and approve the Merger Agreement, the Merger and the Offer.

      Later on January 22, 2004, the Board held a meeting to discuss the adoption and approval of the Merger Agreement, the Offer and the Merger. Representatives of Haynes and Boone briefed the Board on final negotiations concerning the Merger Agreement, the Offer and related matters. Based on the Board’s review and discussion of the Merger Agreement, the opinion of Updata Capital, the recommendation of the Strategic Planning Committee and other relevant factors, the Board, by unanimous vote of all directors present at the meeting (which included eight of the nine members of the Board), approved the Merger and the Offer and authorized the execution of the Merger Agreement. On January 22, 2004, T-NETIX and H. I. G. entered into the Merger Agreement, and T-NETIX issued a press release that afternoon to announce the pending Merger.

      (c) Reasons for the Board’s Conclusions. In reaching the determination described above, the Board considered a number of factors including, but not limited to, the following:

      1.     Company Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of T-NETIX, as well as the prospects and strategic objectives of T-NETIX, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which T-NETIX operates.

      2.     Transaction Financial Terms/ Premium to Market Price. The Board considered the relationship of the Offer price and the Merger consideration to the historical market prices of the Common Stock. The Offer price represents approximately a 10% premium over the $4.19 closing price of the Common Stock on Nasdaq on January 22, 2004 (the last completed trading day prior to the announcement of the execution of the Merger Agreement). The Board also considered the form of consideration to be paid to holders of Common Stock in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock consideration. The Board was aware that the consideration to be received by the holders of Common Stock in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

      3.     Strategic Alternatives. The Board considered a review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibilities of securing a significant investment in T-NETIX to augment its equity capitalization, continuing to operate T-NETIX as an independent entity, a strategic acquisition of another company, a strategic merger with another company in the same industry and a sale or partial sale of T-NETIX through a merger or by other means, and, in respect of each alternative, the timing and the likelihood of actually accomplishing the alternative. The Board also considered the trends in the telecommunications industry and the strategic alternatives available to T-NETIX, including the alternative to remain an independent telecommunications company, the possibility of acquisitions of or mergers with other companies in the industry, as well as the risks and uncertainties associated with such alternatives. The Board considered the results of the process that had been conducted with Mooreland over the past months to assist the Board in its evaluation of strategic alternatives. In reviewing the strategic alternatives that had become available in the process, the Board noted that T-NETIX had not found a suitable acquisition or merger opportunity that offered value superior to the Offer or that the Board believed was more likely to be consummated.

      4.     Fairness Opinion. The Board considered presentations from Updata Capital and the fairness opinion of Updata Capital rendered to the Strategic Planning Committee to the effect that based upon and subject to the considerations and assumptions set forth therein, the consideration of $4.60 cash per share was fair from a financial point of view to T-NETIX’s stockholders. The financial and valuation analyses presented to the Strategic Planning Committee by Updata Capital included market prices and financial data relating to other companies engaged in businesses considered comparable to T-NETIX and the prices paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of T-NETIX. A copy of the written opinion rendered by Updata Capital to the Strategic Planning Committee, setting forth the procedures followed, the matters considered and the assumptions made by Updata Capital in arriving at its opinion, is attached as Annex A hereto and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety.

      5.     Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all of the Common Stock, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Common Stock in the Offer.

      6.     Limited Conditions to Consummation. Purchaser’s obligation to consummate the Offer and the Merger is subject to a limited number of conditions.

      7.     Industry Conditions. The Board considered the fact that the telecommunications industry has experienced significant competition and consolidation in recent years, and many of T-NETIX’s competitors are significantly larger than T-NETIX.

      The Board did not attach specific weight to any one of these factors, but the Board placed weight on the amount of the consideration relative to historical market values and book values of T-NETIX, the favorable terms of the Merger Agreement, the financial ability of H. I. G., Purchaser and Holdings to complete the transaction and Updata Capital’s fairness opinion in reaching its determination to recommend the Offer, the Merger Agreement and the Merger to T-NETIX stockholders.

      (d)     Intent to Tender. To the best of T-NETIX’s knowledge, each executive officer, director, affiliate and subsidiary of T-NETIX holding of record or beneficially owning Common Stock intends to tender such Common Stock in the Offer. Pursuant to the terms of the Tender Agreement, the Tendering Parties, who own approximately 33% of the outstanding Common Stock, have agreed to tender their shares of Common Stock in the Offer.

Item 5.	Persons/ Assets Retained, Employed, Compensated or Used.

      Mooreland is acting as T-NETIX’s financial advisor in connection with the Offer and the Merger. Under the terms of Mooreland’s engagement letter dated October 10, 2003, T-NETIX has paid Mooreland an engagement fee of $50,000. Additionally, upon consummation of the Merger, T-NETIX has agreed to pay Mooreland a transaction success fee, which is expected to be approximately $1,030,900. T-NETIX considers the amount of these fees to be reasonable for the services provided by Mooreland. T-NETIX has also agreed to reimburse Mooreland for its reasonable out-of-pocket expenses, including the fees of legal counsel, incurred during Mooreland’s engagement (not to exceed $30,000 without T-NETIX’s prior written consent) and to indemnify Mooreland against certain liabilities, including liabilities under federal securities laws, arising out of Mooreland’s engagement.

      Updata Capital was engaged by the Strategic Planning Committee to provide a fairness opinion with respect to the amount of consideration to be received by T-NETIX’s stockholders in the Offer and in the Merger. Under the terms of Updata Capital’s engagement, T-NETIX has paid Updata Capital a retainer fee of $50,000 and an opinion fee of $50,000, which fees the Strategic Planning Committee believes are reasonable for the services provided by Updata Capital. T-NETIX has also agreed to reimburse Updata Capital for reasonable out-of-pocket expenses incurred in performing its services (not to exceed $15,000 in the aggregate without the prior written consent of the Strategic Planning Committee), including the fees and expenses of its legal counsel, and to indemnify Updata Capital and related persons against liabilities, including liabilities under the federal securities laws, arising out of Updata Capital’s engagement.

      Neither T-NETIX nor any person acting on its behalf has directly or indirectly employed, retained or compensated any other person to make solicitations or recommendations on its behalf concerning the Offer or the Merger.

Item 6.	Interests in Securities of the Subject Company.

      No transactions in the Common Stock have been effected during the past 60 days by T-NETIX or, to the best of T-NETIX’s knowledge, by an executive officer, director, affiliate or subsidiary of T-NETIX.

Item 7.	Purpose of the Transaction and Plans or Proposals.

      (a) Except as described in the Schedule TO and Item 3 of this Schedule 14D-9, no negotiation is being undertaken or is underway by T-NETIX in response to the Offer that relates to or would result in

(i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving T-NETIX or any subsidiary of T-NETIX, (ii) a purchase, sale or transfer of a material amount of assets by T-NETIX or any subsidiary of T-NETIX, (iii) a tender offer for or other acquisition of securities by or of T-NETIX, or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of T-NETIX.

      (b) Except as described in the Schedule TO and under Item 4 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer and the Merger which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

Item 8.	Additional Information.

      (a) Delaware General Corporation Law. As a Delaware corporation, T-NETIX is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). In general, Section 203 of the DGCL prevents an “interested stockholder” (generally, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” transaction (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. In accordance with Section 203 of the DGCL, the Board has approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the transactions contemplated thereby.

      Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the stockholders of T-NETIX. However, if Purchaser does not acquire at least 90% of the outstanding shares of Common Stock, a vote of stockholders of T-NETIX is required under the DGCL, and a significantly longer period of time will be required to effect the Merger to comply with SEC requirements. Please read “Section 11. Purpose of the Offer; Plans for the Company; Certain Agreements” of the Offer to Purchase, which is incorporated herein by reference.

      No appraisal rights are available in connection with the Offer. Appraisal rights may be available in connection with the Merger. Please read “Section 15. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase, which is incorporated herein by reference.

      (b) Information Provided Pursuant to Rule 14f-1 Under the Exchange Act. The Information Statement attached as Annex B to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of T-NETIX’s stockholders.

      (c) Other Material Information. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9.     Exhibits.

Exhibit
No.	Description

(a)(1)+*	Offer to Purchase, dated February 3, 2004.
(a)(2)+*	Form of Letter of Transmittal.
(a)(3)+*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(4)+*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)*	Form of Letter to stockholders of T-NETIX, dated February 3, 2004.
(a)(6)	Press Release issued by T-NETIX on January 22, 2004, announcing the execution of the Merger Agreement, filed as an exhibit to T-NETIX’s Current Report on Form 8-K filed on January 26, 2004, which exhibit is hereby incorporated by reference.
(a)(7)++*	Opinion of Updata Capital, Inc., dated January 22, 2004.
(a)(8)+++*	Information Statement of T-NETIX dated February 3, 2004.
(e)(1)+	Agreement and Plan of Merger, dated as of January 22, 2004, among Purchaser, Holdings and T-NETIX.
(e)(2)+	Employment Agreement, dated as of January 22, 2004, by and between Purchaser and Richard E. Cree.
(e)(3)+	Employment Agreement, dated as of January 22, 2004, by and between Purchaser and John C. Poss.
(e)(4)+	Employment Agreement, dated as of January 22, 2004, by and between Purchaser and Henry G. Schopfer III.
(e)(5)+	Employment Agreement, dated as of January 22, 2004, by and between Purchaser and Wayne A. Johnson II.
(e)(6)+	Employment Agreement, dated as of January 22, 2004, by and between Purchaser and Thomas R. Meriam.
(e)(7)	Employment Agreement, dated as of October 1, 2002, by and between T-NETIX and Richard E. Cree, including Renewal of Employment Agreement, effective as of January 1, 2004.
(e)(8)	Employment Agreement, dated as of December 27, 2002, by and between T-NETIX and John C. Poss, including Renewal of Employment Agreement, effective as of December 27, 2003.
(e)(9)	Employment Agreement, dated as of December 27, 2002, by and between T-NETIX and Henry G. Schopfer III.
(e)(10)	Employment Agreement, dated as of May 1, 2002, by and between T-NETIX and Wayne A. Johnson II, including Renewal of Employment Agreement, effective as of April 22, 2003.
(e)(11)	Employment Agreement, dated as of August 1, 2002, by and between T-NETIX and Thomas R. Meriam, including Renewal of Employment Agreement, effective as of August 1, 2003.
(e)(12)	Employment Agreement, dated as of January 1, 2002, by and between T-NETIX and Thomas E. Larkin.
(e)(13)	Employment Agreement Amendment, dated effective as of January 1, 2004, by and between T-NETIX and Thomas E. Larkin.
(e)(14)	Exclusivity Agreement, dated October 23, 2003, by and between T-NETIX and H. I G.
(e)(15)+	Tender Agreement and Irrevocable Proxy, dated January 22, 2004, by and among Purchaser, Holdings and the Tendering Parties.

*	Included in materials delivered to stockholders of T-NETIX.

+	Filed as an exhibit to the Schedule TO and incorporated herein by reference.

++	Included as Annex A to this Schedule 14D-9.

+++	Included as Annex B to this Schedule 14D-9.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

T-NETIX, INC.

By:	/s/ RICHARD E. CREE

Name: Richard E. Cree
Title: Chief Executive Officer

Dated: February 3, 2004

ANNEX A

FAIRNESS OPINION

January 22, 2004

CONFIDENTIAL

Strategic Planning Committee of the Board of Directors of T-Netix, Inc.
2155 Chenault Drive, Suite 410
Carrollton, TX 75006

Dear Members of the Strategic Planning Committee:

We understand that TZ Acquisition, Inc., a Delaware Corporation (“Buyer”), a wholly owned subsidiary of TZ Holdings, Inc. (“Holdings”), is offering to purchase (the “Offer”) all of the issued and outstanding shares of common stock (the “Shares”) of T-Netix, Inc., a Delaware corporation (the “Company”) at a price of $4.60 per Share in cash (the “Offer Price”). The Offer provides, that if successful, the Buyer will be merged with and into the Company (the “Merger”) and the separate corporate existence of Buyer shall cease and the Company shall continue as the surviving corporation. Buyer, Holdings and the Company have entered into an Agreement and Plan of Merger (the “Agreement”) dated January 22, 2004 which provides that at the effective time of the Merger, each outstanding Share (other than shares held by stockholders who perfect their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive an amount in cash, without interest, equal to the Offer Price. As a result of the Offer and Merger (“the Transaction”), the Shares will be delisted from the NASDAQ Stock Exchange and the Company will no longer be subject to the reporting obligations under the Securities Exchange Act of 1934.

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the Company’s common stock, of the Offer Price, as of the date hereof.

Updata Capital, Inc. (“Updata”) focuses on providing merger and acquisition advisory services to information technology (“IT”) companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisors to you, the Strategic Planning Committee of the Board of Directors of the Company, and will receive a fee from the Company for providing this opinion. The Company has agreed to indemnify us for certain liabilities arising out of our engagement.

In arriving at our opinion set forth below we have, among other things:

1.	reviewed the most recent draft of the Agreement and certain related documents and based our opinion on our understanding that the terms and conditions therein will not materially change;

2.	reviewed and analyzed certain publicly available audited and unaudited financial statements of the Company and certain other publicly available information of the Company;

3.	participated in discussions with Company management concerning the operations, business strategy, financial performance and prospects for the Company;

4.	reviewed certain internal financial and operating information concerning the Company, including certain projections relating to the Company prepared by its management;

5.	reviewed certain financial performance and trading data regarding the Company and compared them with similar data regarding public companies we deemed comparable in whole or in part to the Company;

6.	reviewed certain publicly available information concerning the historical stock price of the Company’s common stock;

7.	reviewed the financial terms, to the extent publicly available, of certain business combinations that we believe to be generally comparable to the Transaction; and

A-1

8.	reviewed such other information, performed such other analyses and procedures, and considered such other factors as we deemed appropriate for purposes of this opinion.

In connection with our review, we have assumed and relied upon, without any responsibility for independent verification or liability therefore, the accuracy and completeness of all financial and other information supplied to us by the Company, and all publicly available information. We have further relied upon the assurances of management of the Company that they are unaware of any facts that would make the information provided incomplete or misleading in any material respect. We have assumed that there has been no material change in the assets, financial condition or business (taken as a whole) of the Company since the date of the most recent financial statements made available to us. We have not performed any independent valuation or appraisal of any of the assets or liabilities of the Company.

With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. The forecasts and projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, facts related to general economic and market conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections. Our opinion is necessarily based on share prices, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us up to and including, the date of this letter. In rendering our opinion, we did not address the relative merits of the Transaction or any alternative potential transaction. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company’s common stock of the Offer Price and we express no opinion as to the underlying decision of the Strategic Planning Committee of the Board of Directors of the Company to recommend the Transaction. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to a business combination or other extraordinary transaction involving the Company.

In rendering our opinion, we have assumed, with your consent that the Merger will be consummated on terms described in the Agreement, without any waiver of any material terms or conditions by the Company and that obtaining any regulatory approvals which may be necessary for the Merger will not have an adverse effect on the Company.

It is understood that this letter is for the information of the Strategic Planning Committee and Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute a recommendation to any Company shareholder as to whether such shareholder should accept the Offer. This opinion is confidential, and may not be used or reproduced in whole or in part for any other purpose without our prior written consent, except that this letter may be included in the Schedule 14D-9 contemplated by the Agreement.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Offer Price to be received by the holders of the Company’s common stock, pursuant to the Offer and the Merger is fair, from a financial point of view to such holders.

Very truly yours,

/s/ Updata Capital, Inc.

Updata Capital, Inc.

A-2

ANNEX B

INFORMATION STATEMENT

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

T-NETIX, INC.

2155 CHENAULT DRIVE, SUITE 410
CARROLLTON, TEXAS 75006

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

      This Information Statement is being mailed on or about February 3, 2004 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of T-NETIX, Inc., a Delaware corporation (“T-NETIX” or the “Company”). You are receiving this Statement in connection with the possible election of persons designated by TZ Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of TZ Holdings, Inc., a Delaware corporation (“Holdings”), which, in turn, is a wholly-owned subsidiary of H.I.G.-TNetix, Inc., a private equity fund organized under the laws of the Cayman Islands (collectively with its affiliates, “H. I. G.”), to a majority of the seats on the Board of Directors of the Company (the “Board of Directors” or “Board”). On January 22, 2004, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Purchaser and Holdings pursuant to which Purchaser has commenced a tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), at a price per share of $4.60 (such price or any greater amount per share paid pursuant to the Offer (defined below), the “Offer Price”), net to the seller in cash, upon the terms and conditions set forth in Purchaser’s Offer to Purchase dated February 3, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed to stockholders of record of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Purchaser, H. I. G. and Holdings with the Securities and Exchange Commission on February 3, 2004.

      The Merger Agreement provides, among other things, that as promptly as practicable (but not later than three business days) after the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly-owned subsidiary of Holdings. At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock (other than shares owned by Purchaser, Holdings or certain of their affiliates and shares of Common Stock held by stockholders who properly demand appraisal rights and comply with the provisions of Section 262 of the Delaware General Corporation Law relating to dissenters’ rights of appraisal) will be converted into the right to receive the same amount in cash per share of Common Stock that is paid pursuant to the Offer (the “Merger Consideration”).

      The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 which was filed by the Company with the Commission on February 3, 2004, and which is being mailed to stockholders of the Company along with this Statement.

      This Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to H. I. G., Purchaser, Holdings or Purchaser’s designees has been provided by H. I. G. You are urged to read this Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

      Pursuant to the Merger Agreement, Purchaser commenced the Offer on February 3, 2004. The Offer is currently scheduled to expire at 12:00 a.m., New York City time, on March 2, 2004, unless Purchaser extends it subject to the terms of the Merger Agreement and applicable law.

GENERAL

      The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. Each share has one vote. As of the close of business on January 22, 2004, there were 15,052,210 outstanding shares of Common Stock.

RIGHT TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

      Pursuant to the Merger Agreement, promptly upon the purchase by Purchaser of a majority of the outstanding shares of Common Stock (including shares purchased pursuant to the Offer), Purchaser shall be entitled to designate up to such number of directors as is equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to the provisions of this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Purchaser or Holdings following such purchase bears to the total number of shares of Common Stock then outstanding (the “Purchaser Designees”). T-NETIX shall promptly take all actions necessary to cause the Purchaser Designees to be so elected, including seeking the resignations of one or more incumbent directors, increasing the size of the Board or both; provided, however, that until the Effective Time T-NETIX, Purchaser and Holdings will use their commercially reasonable efforts to ensure that at least two members who were directors of T-NETIX on the date of the Merger Agreement will remain members of the Board. T-NETIX shall, if requested by Holdings, use its commercially reasonable efforts to cause Purchaser’s designees to constitute the same percentage of representation as is on the Board, after giving effect to the above, on: (i) each committee of the Board; (ii) the board of directors of each T-NETIX subsidiary; and (iii) each committee of each such board of directors, in each case only to the extent permitted by applicable law.

      The Purchaser Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of T-NETIX if appointed or elected. None of the Purchaser Designees currently is a director of, or holds any positions with, T-NETIX. H. I. G. has advised T-NETIX that, to the best of H. I. G.’s knowledge, none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any equity securities of T-NETIX, nor has any such person been involved in any transaction with T-NETIX or any of its directors, executive officers or affiliates, other than the Offer, the Merger and other transactions described in this Statement.

      The following table sets forth the name, age, positions currently held with H. I. G., present principal occupation or employment and business experience for the past five years of each of the Purchaser Designees. The current business address of each person is c/o H. I. G. Capital, LLC, 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. Each such person is a citizen of the United States of America.

		Principle Occupation or Employment and Five-Year
Name	Age	Employment History

Brian D. Schwartz	36	Managing Director of HIG Capital LLC since 1994

Douglas Berman	37	Managing Director of HIG Capital Management, Inc. since 1996

Lewis Schoenwetter	33	HIG Capital Private Equity Group from April 2003-present; Director, Private Equity, Levine Leichtman Capital Partners from 1999-2003; Private Equity, ABN Amro Private Equity from 1997-February 1999

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information with respect to the number of shares of the Company’s Common Stock beneficially owned as of January 22, 2004 by (i) all holders (the “Stockholders”) of shares of the Common Stock known by the Company to own beneficially more than 5% of the outstanding shares of the Common Stock, (ii) the officers of the Company, (iii) each director of the Company and (iv) all directors and officers of the Company as a group.

			Percent of
Name and Address	Amount and Nature of		Outstanding
of Beneficial Owner(1)	Beneficial Ownership(2)		Common Stock

Daniel M. Carney	1,979,863	(3)	13.1%
Tallgrass Executive Park
Building 1900
8100 East 22nd Street North
Wichita, KS 67226

W.P. Buckthal	678,856	(4)	4.5%

Robert A. Geist	310,000	(5)	2.1%

Daniel J. Taylor	569,767	(6)	3.8%

Martin T. Hart	65,000	(7)	*

James L. Mann	36,900	(8)	*

John H. Burbank, III	24,450	(9)	*

Richard E. Cree	690,431	(10)	4.5%

John C. Poss	50,000	(11)	*

Henry G. Schopfer, III	62,500	(12)	*

Thomas R. Meriam	80,625	(13)	*

Wayne A. Johnson, II	58,750	(14)	*

Peter F. Meitzner	81,875	(15)	*

Thomas E. Larkin	358,750	(16)	2.3%

All executive officers and directors of the T-NETIX as a group (14 persons)	5,047,767		31.1%

*	Less than 1.0%.

(1)	Unless otherwise indicated in the table, the address for each person listed is c/o T-NETIX, Inc., 2155 Chenault Drive, Suite 410, Carrollton, TX 75006.

(2)	Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of January 22, 2004, are deemed to be outstanding for computing the percentage of ownership of the person holding the options. Unless otherwise indicated in the footnotes of this table, each person listed has sole voting power and investment power over the shares of Common Stock listed as beneficially owned by that person.

(3)	Includes (i) 68,223 shares issuable pursuant to warrants exercisable within 60 days of January 22, 2004; and (ii) 20,000 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

(4)	Includes 20,000 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

(5)	Includes 20,000 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

(6)	Includes 20,000 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

(7)	Includes 20,000 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

(8)	Includes 20,000 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

(9)	Includes 20,000 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

(10)	Includes (i) 43,870 shares owned by family trusts for which Mr. Cree is Trustee; (ii) 25,000 shares owned by Mr. Cree’s spouse; and (ii) 311,046 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

(11)	Includes 50,000 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

(12)	Includes 62,500 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

(13)	Includes 80,625 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

(14)	Includes 58,750 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

(15)	Includes 81,875 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

(16)	Includes 338,750 shares issuable pursuant to options exercisable within 60 days of January 22, 2004.

DIRECTORS AND OFFICERS

      The names, ages, positions with the Company and the business experience over the past five years of each of the directors and executive officers is set forth below. Each director has served continuously with the Company since the date indicated below.

				Term to
Name	Age	Position(s)	Since	Expire

Daniel M. Carney	72	Chairman and Director(3)	1991	2005

Robert A. Geist	62	Director(1)	1994	2005

James L. Mann	69	Director(1)	1995	2005

Martin T. Hart	68	Director(2)	1997	2006

John H. Burbank, III	39	Director(2)	1999	2006

Daniel J. Taylor	59	Director(2)(3)	1999	2004

W.P. Buckthal	77	Director(1)	1999	2006

Richard E. Cree	54	Director, CEO	1999	2004

John C. Poss	55	Chief Operating Officer	N/A	N/A

Henry G. Schopfer, III	57	Chief Financial Officer	N/A	N/A

Thomas R. Meriam	42	EVP, Strategic Markets	N/A	N/A

Wayne A. Johnson, II	55	EVP, General Counsel, Corp. Secretary	N/A	N/A

Peter F. Meitzner	48	President, Inmate Calling Services	N/A	N/A

Thomas E. Larkin	46	Director, Vice Chairman, EVP, Business Development	2000	2004

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Corporate Governance Committee

      Mr. Carney has served as a director of the Company since 1991 and as Chairman since 1998. Since 1997, Mr. Carney has been a private investor. He co-founded Pizza Hut, Inc. in 1958 and served as Chairman of the Board until 1975, and as a director through 1977 when Pizza Hut was acquired by PepsiCo, Inc.

      Mr. Geist has served as a director of the Company since August 1994. Since 1979, he has been Chairman of the Board and Chief Executive Officer of Rage, Inc., a management company for Pizza Hut franchises. Since 1991, he has been a director of Beauty Warehouse, Inc. (a franchisor of beauty salons and professional beauty products).

      Mr. Mann became a director of the Company in September 1995. Mr. Mann has been Chairman of the Board of SunGard Data Systems, Inc. since 1987. He was Chief Executive Officer of SunGard from 1986 to August 2002, President from 1986 to 2000, and Chief Operating Officer from 1983 to 1985. Mr. Mann is a director of SunGard.

      Mr. Hart has served as a director of the Company since 1997. Mr. Hart is a Denver-based businessman and investor. Mr. Hart serves as a director of MassMutual Corporate Investors, an investment company, MassMutual Participation Investors, an investment company, ValueClick, Inc. and Spectranetics, Inc.

      Mr. Burbank has served as a director of the Company since February 1999. Since 1999, Mr. Burbank has been the Director of Research at St. Claire Capital, a hedge fund. From 1996 to 1999, Mr. Burbank was the Director of Research at ValueVest Management Co., a global value hedge fund. From 1993 to 1994, Mr. Burbank was a joint venture partner in Odwalla, Inc., a fresh juice company.

      Mr. Taylor has served as a director of the Company since February 1999. Since 1996, Mr. Taylor has been a private investor. From 1993 to 1996, Mr. Taylor was Chairman of the Board of Advantage Companies, Inc., a holding company with subsidiaries that operated rental-purchase stores. From 1977 to 1992, Mr. Taylor was Chairman of the Board of various Pizza Hut franchise companies. In addition, Mr. Taylor served as the Senior Vice President of Finance for Pizza Hut, Inc.

      Mr. Buckthal has served as a director of the Company since June 1999. Mr. Buckthal has been an independent geologist and oil and gas producer in Amarillo, Texas for the past thirty-five years. Prior to that, he was a geologist for Hamilton Brothers for three years and for Texaco for ten years. He is a member of the American Association of Petroleum Geologists and has been active in that organization’s Division of Professional Affairs, including serving as national board secretary. He has also served on the Alumni Advisory Counsel of the School of Geology and Geophysics at the University of Oklahoma.

      Mr. Cree, CEO since November 2002, served as Chief Operating Officer of the Company from June 1999 through March 2000 and EVP Business Development through November 2002. He has been a director of the Company since June 1999. From 1989 to 1999, Mr. Cree was the Chief Executive Officer and President of Gateway Technologies, Inc. From 1982 to 1988, Mr. Cree was Executive Vice President of American Republic Bancshares, a bank holding company based in New Mexico. From 1971 to 1982, Mr. Cree served as President and Chief Executive Officer of C-Five, a telecommunications company specializing in the manufacture and development of peripheral telecommunications equipment.

      Mr. Poss joined the Company in January 2002 as Senior Vice President of Technology. He was appointed as Chief Operating Officer of the Company in September 2003. From 1995 until he joined the Company, Mr. Poss owned and operated a consulting practice specializing in strategic planning and corporate development for the communications industry. Mr. Poss holds a Bachelors of Business Administration degree in Accounting from the University of Texas at Austin.

      Mr. Schopfer has been the Company’s Chief Financial Officer since July 2001. Prior to joining T-NETIX, he served as Executive Vice President and CFO for Wireless One, Inc. Additional CFO experience includes eight years with Daniel Industries, Inc. Prior to Daniel Industries, he was a Senior Audit Manager with PricewaterhouseCoopers and has nine years experience with Big 4 CPA firms.

      Mr. Meriam has been employed with the Company since 1995. He currently serves as our Executive Vice President of Strategic Markets. During his tenure with the Company, he has held and served in various other positions, including President and General Manager of TELEQUIP Labs, Inc., a wholly-owned subsidiary of the Company. From 1986 until 1995, Mr. Meriam was employed by AT&T in various managerial positions.

      Mr. Johnson joined T-NETIX in December 2000. He previously served as Vice-President, General Counsel and Secretary until November 2002, when his first title became Executive Vice-President. Prior to joining the Company Mr. Johnson was in the private practice of law. During his career he has served as founder, officer, director and owner of various public and private businesses. Mr. Johnson also serves as a director of American Medical Technologies, Inc. and as Vice President and a director of the Gulf of Mexico Foundation, a non-profit organization.

      Mr. Meitzner has been employed with the Company since 1991. Mr. Meitzner’s current title is President — Inmate Calling Services. He was appointed Executive Vice President, Sales and Operations in July 2001 and as President in November 2002. Prior to that, he served as President of TELEQUIP Labs, Inc., a wholly-owned subsidiary of the Company since January 2001. Before joining TELEQUIP, Mr. Meitzner was Vice President of Sales, Western Region from 1997 to 2000, and Sales and Marketing Director from 1995 to 1997. Prior to joining T-NETIX, Mr. Meitzner founded and managed several inmate calling companies.

      Mr. Larkin served as President of the Company from March 2000 through November 2002, and as Chief Executive Officer from November 2000 through November 2002. He was appointed Vice-Chairman of the Board in November 2002 and as Executive Vice President – Business Development in April 2003. From 1999 to 2000, he served as Executive Vice President of Sales. From June 1997 to 1999, Mr. Larkin

was the Vice President Government and Carrier Relations with Rostelsat Jupiter Investments, an international trade broker.

BOARD OF DIRECTORS AND COMMITTEES

General

      During 2003, the Board met on six occasions. All other actions taken by the Board during 2003 were accomplished by means of unanimous written consent. During 2003, all directors attended at least 75% of the meetings of the Board and of the committees of the Board on which they were members, except for Mr. Burbank and Mr. Mann. The Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

      The Audit Committee reviews the results and scope of the annual audit and other accounting related services, oversees the Company’s internal financial control systems and procedures, reviews and approves the Company’s financial statements, and coordinates and approves the activities of the Company’s auditors. The Audit Committee, which is currently comprised of Mr. Hart (Chairman), Mr. Burbank and Mr. Taylor, met 11 times during 2003, all of which were attended by KPMG LLP, the Company’s independent auditors. All members of the Audit Committee are directors, but not officers or employees of the Company. The Company’s Board of Directors has determined that Mr. Taylor meets the definition of “audit committee financial expert” as defined by the Securities and Exchange Commission.

Audit Committee Report

      With respect to our fiscal year ended December 31, 2003, the financial statements have not yet been prepared, the annual audit has not yet been completed and the Audit Committee has not yet issued its report. Therefore, we have reproduced in its entirety from our Proxy Statement filed with the SEC on April 9, 2003 the following Audit Committee report for fiscal 2002.

      The Audit Committee of the Board of Directors is responsible for providing independent, objective oversight and review of the Company’s accounting functions and internal controls. The Audit Committee is comprised solely of independent directors and is governed by a written charter adopted and approved by the Board of Directors in June 2002. Each of the members of the Audit Committee is independent as defined by Company policy and the National Association of Securities Dealers listing standards.

      The responsibilities of the Audit Committee include recommending to the Board an accounting firm to serve as the Company’s independent accountants. The Audit Committee also, as appropriate, reviews and evaluates, and discusses and consults with Company management, the Company internal audit personnel, and the independent accountants regarding the following:

•	The plan for, and the independent accountants’ report on, each audit of the Company’s financial statements;

•	The Company’s financial disclosure documents, including all financial statements and reports filed with the SEC or sent to shareholders, as well as the adequacy of the Company’s internal accounting controls, and accounting, financial and auditing personnel;

•	Changes in the Company’s accounting practices, principles, controls or methodologies, or in the Company’s financial statements, and recent developments in accounting rules;

•	The establishment and maintenance of an environment at the Company that promotes ethical behavior.

      During 2002, the Audit Committee reviewed the Audit Committee Charter and, after appropriate review and discussion, the Audit Committee determined that the Committee had fulfilled its responsibilities under the Audit Committee Charter.

      The Audit Committee is responsible for recommending to the Board that the Company’s financial statements be included in the Company’s annual report. The Committee took a number of steps in making this recommendation for fiscal year 2002. First, the Audit Committee discussed with KPMG, the Company’s independent auditors for fiscal year 2002, those matters KPMG communicated to and discussed with the Audit Committee under applicable auditing standards, including information concerning the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process. Second, the Audit Committee discussed with KPMG the matters required to be discussed by Statement or Auditing Standards No. 61, as amended. Third, the Audit Committee discussed KPMG’s independence with KPMG and received the written disclosure and a letter from KPMG regarding independence as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). This discussion and disclosure informed the Audit Committee of KPMG’s independence, and assisted the Audit Committee in evaluating such independence. Finally, the Audit Committee reviewed and discussed with Company management and KPMG, the Company’s audited consolidated balance sheets at December 31, 2002, and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2002. Based on the discussions with KPMG concerning the audit, the independent discussions, and the financial statement review, and additional matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the Board that the Company’s Annual Report on Form 10-K include these financial statements.

Audit Committee

Martin T. Hart (Chairman)
Daniel J. Taylor
John H. Burbank, III

Compensation Committee

      The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for officers and employees of the Company. See the “Report by the Compensation Committee on Executive Compensation”. The Compensation Committee is currently comprised of Mr. Mann (Chairman), Mr. Buckthal, and Mr. Geist. The Compensation Committee met two times during 2003.

Nominating and Corporate Governance Committee

      The Nominating and Corporate Governance Committee is currently comprised of Mr. Carney and Mr. Taylor. Mr. Taylor is “independent” as that term is defined by the listing standards of the NASDAQ Stock Market. The Nominating and Corporate Governance Committee evaluates and recommends candidates for election as directors, and also has responsibility for developing and recommending the Company’s corporate governance policies. The Nominating and Corporate Governance Committee was formed in May 2003, and did not meet during fiscal 2003. The Nominating and Corporate Governance Committee has adopted a written charter that specifies its roles and responsibilities, which is attached to this Statement as Appendix I.

      The Nominating and Corporate Governance Committee receives suggestions for potential director nominees from many sources, including members of the Board, advisors, and stockholders. Any such nominations, together with appropriate biographical information, should be submitted in accordance with the Company’s policies governing submissions of nominees discussed below. Any candidates submitted by a stockholder or stockholder group are reviewed and considered in the same manner as all other candidates.

      Qualifications for consideration as a Board nominee may vary according to the particular areas of expertise being sought as a complement to the existing Board composition. However, minimum qualifications include high level leadership experience in business activities, breadth of knowledge about issues affecting the Company, experience on other boards of directors and time available for meetings and consultation on the Company’s business matters. The Nominating and Corporate Governance Committee seeks a diverse group of candidates who possess the background, skills and expertise to make a significant contribution to the Board, the Company and its stockholders. The Nominating and Corporate Governance Committee will select and recommend candidates for nomination as directors for stockholders to consider and vote upon at the Company’s annual meeting.

      The Company does not currently employ an executive search firm, or pay a fee to any other third party, to locate qualified candidates for director positions.

      Pursuant to the Company’s Bylaws, a stockholder wishing to nominate a candidate for election to the Board at any annual meeting at which one or more directors will be elected must submit a written notice of his or her nomination of a candidate to the Corporate Secretary at the Company’s principal executive offices. The submission must be received at the Company’s principal executive offices not more than 180 calendar days nor less than 120 calendar days before the date of the Company’s last annual meeting. To be timely in the case of a special meeting or in the event that the date of the applicable annual meeting is changed by more than 30 days from the date of the Company’s last annual meeting, a stockholder’s notice must be received at the Company’s principal executive offices no later than the close of business on the tenth day following the earlier of the day on which notice of the meeting date was mailed or public disclosure of the meeting date was made.

      In order to be valid, a stockholder’s notice must set forth (i) the name and address, as they appear on the Company’s records, of the stockholder nominating such persons, and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (ii) the class and number of shares of the Company’s capital stock that are owned beneficially and of record by such stockholder of record and by the beneficial owner, if any, on whose behalf the proposal or nomination is made, (iii) any material interest or relationship that such stockholder of record and/or the beneficial owner, if any, on whose behalf the nomination is made may respectively have with such nominee and (iv) any other information required to be disclosed in solicitations of proxies for election of directors, or information otherwise required pursuant to Regulation 14A under the Securities Exchange Act of 1934 relating to any person that the stockholder proposes to nominate for election or re-election as a director, including the nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

Stockholder Communications

      The Board does not have a formal process for stockholders to send communications to the Board. In view of the infrequency of stockholder communications to the Board, the Board does not believe a formal process is necessary. Written communications received by the Company from stockholders are shared with the Board no later than the next regularly scheduled Board meeting. The Board encourages, but does not require, directors to attend the annual meeting of stockholders. Six of the members of the Board attended the Company’s 2003 annual meeting of stockholders.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors, executive officers and holders of more than 10% of the Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Common Stock. Based solely upon a review of Forms 3, 4 and 5 and amendments thereto furnished to the Company with respect to the year ended December 31, 2003, to the best of the Company’s knowledge, the

Company’s directors, officers and holders of more than 10% of the Common Stock complied with all Section 16(a) filing requirements.

EXECUTIVE COMPENSATION

      The following table sets forth information concerning all compensation received by the Company’s named executive officers for services rendered for the three years ended December 31, 2003. No restricted stock awards, long-term incentive plan payouts, or stock appreciation rights (“SARS”) were granted to Mr. Cree, Mr. Poss, Mr. Schopfer, Mr. Meriam, Mr. Johnson, Mr. Meitzner or Mr. Larkin in such years.

Summary Compensation Table(1)

					Long-Term
					Compensation

		Annual Compensation($)
					Securities	All Other
					Underlying	Compensation
	Fiscal		Bonus		Options
Name and Principal Position	Year	Salary	(2)	Other	(in Shares)	($)(9)

Richard E. Cree(3)	2003	265,000	—		0	11,235
Chief Executive Officer	2002	205,000	24,655		100,000	5,882
	2001	184,554	135,048	—	120,000	5,175

John C. Poss(4)	2003	180,000	—		0	9,738
Chief Operating Officer	2002	170,000	26,000		100,000	4,961

Henry G. Schopfer, III(5)	2003	200,000	—		0	10,765
Chief Financial Officer	2002	190,000	20,520		50,000	10,116
	2001	83,769	81,029	—	100,000	37,209

Thomas R. Meriam	2003	165,000	—		0	9,027
EVP of Strategic	2002	155,000	50,000		65,000	36,292
Markets(6)	2001	105,000	100,000	—	100,000	4,196

Wayne A. Johnson, II	2003	163,000	—		0	9,385
EVP/General	2002	163,000	12,100		25,000	34,157
Counsel/Corp Secretary	2001	124,384	74,276	—	90,000	5,919

Peter F. Meitzner(7)	2003	205,000	—		0	11,025
President, Inmate	2002	165,000	6,615		100,000	39,913
Calling Services	2001	152,923	110,289	—	67,500	8,882

Thomas E. Larkin(8)	2003	257,000	—		0	11,617
Vice Chairman	2002	250,000	14,700		100,000	59,996
	2001	183,846	225,080	—	280,000	19,135

(1)	With respect to each of the individuals named in the Summary Compensation Table, the aggregate amount of perquisites and other personal benefits received did not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus reported for each individual, except for those specifically noted.

(2)	Bonuses to executive officers, if applicable, were awarded pursuant to Management Incentive Programs described below under “Management Incentive Programs.” As of the date of this Statement, the amount of fiscal 2003 bonuses for all parties in the above table were being evaluated and were not finalized.

(3)	Appointed CEO in November 2002. Currently Mr. Cree has an annual salary of $265,000.

(4)	Mr. Poss was employed by the Company effective as of January 2002. Currently Mr. Poss has an annual salary of $208,000.

(5)	Mr. Schopfer was employed in June 2001. Currently Mr. Schopfer has an annual salary of $208,000.

(6)	Mr. Meriam appointed EVP — Strategic Markets effective as of April 2003. Currently Mr. Meriam has an annual salary of $170,000.

(7)	Appointed President in November 2002. Mr. Meitzner assumed the title of President — Inmate Calling Services in October 2003. Currently Mr. Meitzner has an annual salary of $130,000.

(8)	Served as CEO from November 2000 to November 2002; appointed to Vice-Chairman in November 2002; appointed as EVP — Business Development in April 2003. Currently Mr. Larkin has an annual salary of $170,000.

(9)	The amounts in this column for the year ended December 31, 2003 include (a) matching contributions to the Company’s 401(k) savings plan of $6,028.84 for Mr. Cree, $4,776.87 for Mr. Poss, $5,334.63 for Mr. Schopfer, $4,949.88 for Mr. Meriam, $4,500.76 for Mr. Johnson, $6,158.08 for Mr. Meitzner and $6,230.53 for Mr. Larkin; (b) payment of medical and dental insurance premiums of $3,051.67 for Mr. Cree, $3,051.67 for Mr. Poss, $3,051.67 for Mr. Schopfer, $3,051.67 for Mr. Meriam, $3,842.19 for Mr. Johnson, $3,842.19 for Mr. Meitzner and $3,842.19 for Mr. Larkin; and (c) payment of term life and disability insurance premiums of $1,363.52 for Mr. Cree, $1,118.06 for Mr. Poss, $1,588.34 for Mr. Schopfer, $1,024.92 for Mr. Meriam; $1,011.90 for Mr. Johnson, $1,024.92 for Mr. Meitzner and $1,544.54 for Mr. Larkin.

Stock Option Plans

      The Company’s 2001 Stock Option Plan, adopted by the Company on June 28, 2001, provides that options for Common Stock may be granted to such key employees, including officers and directors who are also employees, of the Company or its subsidiaries whom the Board of Directors deems to be important to the future of the Company or its subsidiaries. The Company’s 1993 Incentive Stock Option Plan, adopted by the Company on May 1, 1993, and the Company’s 1991 Incentive Stock Option Plan, adopted by the Company on January 10, 1991 (together, the “Plans”), provide that options for Common Stock may be granted to such key employees, including officers and directors who are also employees, of the Company or its subsidiaries whom the Board of Directors deems to be important to the future of the Company or its subsidiaries. The Non-Qualified Stock Option Plan adopted by the Company on January 10, 1991, provides that options for Common Stock may be granted to eligible employees, officers and directors of the Company or its subsidiaries. The period for which an option is granted under all four plans may not exceed ten years from the date of the grant. In general, an optionee may not exercise any part of an option granted under the Plans unless the optionee has been in the continuous employment of the Company or a subsidiary at all times from the date of the grant until the date three months prior to the date of exercise. The Board of Directors determines the option price per share at the time an option is granted and the option price cannot be less than 100 percent of the fair market value of the Common Stock on the date of grant. Currently, there are 5,850,000 shares authorized for grant pursuant to the four Plans. Of this amount, as of January 22, 2004, options for 3,067,039 shares of Common Stock are outstanding.

      The Board may amend these plans at any time but may not, without shareholder approval, adopt any amendment that would (i) materially increase the benefits accruing to the participants, (ii) materially modify the eligibility requirements, or (iii) increase the maximum number of shares which may be issued under each plan.

      We did not make any stock option grants to our named executive officers during fiscal 2003. The following table sets forth information about the number and value of unexpired stock options held at December 31, 2003, by each of the named executive officers.

Aggregated Option Exercises in 2003 and Year End Option Values

			Number of Shares
			Underlying Unexercised
			Options at Fiscal Year
			End(#)
	Shares Acquired
Name	on Exercise(#)	Value Realized ($)	Exercisable	Unexercisable

Richard E. Cree	—	—	311,046	125,000

John C. Poss	—	—	50,000	50,000

Henry G. Schopfer, III	—	—	62,500	87,500

Thomas R. Meriam	—	—	80,625	111,875

Wayne A. Johnson, II	—	—	58,750	66,250

Peter F. Meitzner	—	—	81,875	113,125

Thomas E. Larkin	—	—	338,750	261,250

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Value of Unexercised In-the-
	Money Options at Fiscal
	Year End($)(1)

Name	Exercisable	Unexercisable

Richard E. Cree	$554,400	$159,751

John C. Poss	$41,000	$41,000

Henry G. Schopfer, III	$76,975	$102,725

Thomas R. Meriam	$79,819	$128,606

Wayne A. Johnson, II	$95,238	$98,413

Peter F. Meitzner	$86,007	$134,794

Thomas E. Larkin	$173,750	$225,250

(1)	Represents the difference between option exercise price and the closing sales price per share of the Common Stock as quoted on NASDAQ on December 31, 2003 ($4.00 per share), multiplied by the number of shares of Common Stock issuable upon exercise of these options.

Management Incentive Programs

      In 1999, the Board of Directors adopted the 2000 Management Incentive Program (covering fiscal year 2000) by readopting the basic terms of the prior year Management Incentive Program with new performance targets. An incentive program for the 2003 fiscal year was also approved for the Chief Executive Officer and the Executive Officers identified in the previous section entitled “Directors and Officers”.

Employment Agreements

      Effective October 1, 2002, the Company entered into a new employment agreement with Mr. Cree following the expiration of his 1999 employment agreement. Mr. Cree and the Company signed an extension of this agreement effective as of January 1, 2004. The term of the agreement is one year and it provides for a base annual salary of $205,000. Effective January 1, 2003 this base annual salary was $265,000. Initially the agreement was for Mr. Cree’s role as EVP Business Development but is now for his role as CEO. In addition, Mr. Cree receives vacation time and other benefits commensurate with his position. Mr. Cree will not receive compensation for his participation on the Board of Directors of the Company or any of its subsidiaries. Under the employment agreement, the Company may terminate Mr. Cree’s employment at any time, with or without “cause” (as defined in the employment agreement). If the employment agreement is terminated by the Company without cause or by Mr. Cree for good reason (as defined in the agreement), he will continue to receive his salary and will continue to participate in the Company benefit plans (as defined in the agreement) for a period of one year. If, during the term of the employment agreement, Mr. Cree voluntarily resigns after a change of control of the Company (as defined in the agreement), he will receive his salary and will continue to participate in the Company benefit plans for twelve months in lieu of any unexpired term of the employment agreement. Mr. Cree has agreed, following termination, not to disclose confidential information about the Company to any third party, and not to compete against the Company for two years.

      The Company entered into an employment agreement with Mr. Poss in December 2002. The term of the agreement is one year and it provides for a base annual salary of $180,250. The Company and Mr. Poss entered into an extension of this employment agreement effective as of December 27, 2003, and Mr. Poss’ current base annual salary is $208,000. Mr. Poss will receive vacation time and other benefits commensurate with his position. Under the employment agreement, the Company may terminate

Mr. Poss’ employment at any time, with or without “cause” (as defined in the employment agreement). If the employment agreement is terminated by the Company without cause or by Mr. Poss for good reason (as defined in the agreement), he will continue to receive his salary and will continue to participate in the Company benefit plans (as defined in the agreement) for a period of nine months. If, during the term of the employment agreement, Mr. Poss voluntarily resigns after a change of control of the Company (as defined in the agreement), he will receive his salary and will continue to participate in the Company benefit plans for eighteen months in lieu of any unexpired term of the employment agreement. Mr. Poss has agreed, following termination, not to disclose confidential information about the Company to any third party, and not to compete against the Company for two years.

      The Company entered into an employment agreement with Mr. Schopfer in December 2002, replacing an earlier expired agreement. The term of the agreement is eighteen months and it provides for a base annual salary of $200,000. Mr. Schopfer’s current base annual salary is $208,000. Mr. Schopfer will receive vacation time and other benefits commensurate with his position. Under the employment agreement, the Company may terminate Mr. Schopfer’s employment at any time, with or without “cause” (as defined in the employment agreement). If the employment agreement is terminated by the Company without cause or by Mr. Schopfer for good reason (as defined in the agreement), he will continue to receive his salary and will continue to participate in the Company benefit plans (as defined in the agreement) for a period of nine months. If, during the term of the employment agreement, Mr. Schopfer voluntarily resigns after a change of control of the Company (as defined in the agreement), he will receive his salary and will continue to participate in the Company benefit plans for eighteen months in lieu of any unexpired term of the employment agreement. Mr. Schopfer has agreed, following termination, not to disclose confidential information about the Company to any third party, and not to compete against the Company for two years.

      The Company entered into an employment agreement with Mr. Meriam in August 2002. The term of the agreement is one year and it provides for a base annual salary of $165,000. The Company and Mr. Meriam entered into an extension of this employment agreement effective as of August 1, 2003, and Mr. Meriam’s current base annual salary is $170,000. Mr. Meriam will receive vacation time and other benefits commensurate with his position. Under the employment agreement, the Company may terminate Mr. Meriam’s employment at any time, with or without “cause” (as defined in the employment agreement). If the employment agreement is terminated by the Company without cause, he will continue to receive his salary and will continue to participate in the Company benefit plans for the remaining term of the agreement. If, during the term of the employment agreement, Mr. Meriam voluntarily resigns after a change of control of the Company (as defined in the agreement), he will receive his salary and will continue to participate in the Company benefit plans for twelve months in lieu of any unexpired term of the employment agreement. Mr. Meriam has agreed, following termination, not to disclose confidential information about the Company to any third party, and not to compete against the Company for two years.

      The Company entered into an employment agreement with Mr. Johnson in May 2002. The term of the agreement is one year and it provides for a base annual salary of $163,000. The Company entered into an extension of this agreement with Mr. Johnson dated as of April 22, 2003, and his annual base salary has been increased to $170,000 effective as of January 1, 2004. Mr. Johnson will receive vacation time and other benefits commensurate with his position. Under the employment agreement, the Company may terminate Mr. Johnson’s employment at any time, with or without “cause” (as defined in the employment agreement). If the employment agreement is terminated by the Company without cause or by Mr. Johnson for good reason (as defined in the agreement), he will continue to receive his salary and will continue to participate in the Company benefit plans (as defined in the agreement) for a period of one year. If, during the term of the employment agreement, Mr. Johnson voluntarily resigns after a change of control of the Company (as defined in the agreement), he will receive his salary and will continue to participate in the Company benefit plans for twelve months in lieu of any unexpired term of the employment agreement. Mr. Johnson has agreed, following termination, not to disclose confidential information about the Company to any third party, and not to compete against the Company for two years.

      The Company entered into an employment agreement with Mr. Larkin dated January 1, 2002, which was amended effective as of January 1, 2004. The term of Mr. Larkin’s amended employment agreement extends through June 30, 2004 with a base annual salary of $170,000. Under this agreement Mr. Larkin will receive vacation time and other benefits commensurate with his position. Mr. Larkin will not receive compensation for his participation on the Board of Directors of the Company or any of its subsidiaries. Under the employment agreement, the Company may terminate Mr. Larkin’s employment at any time, with or without “cause” (as defined in the employment agreement.) If, during the term of the employment agreement, Mr. Larkin voluntarily resigns after a change of control of the Company (as defined in the agreement), he is entitled to receive a severance payment of $500,000. Further, in the event of a change of control, any stock options previously granted to Mr. Larkin will become fully vested. As part of the employment agreement, Mr. Larkin has agreed not to disclose confidential information about the Company to any third party and not to compete against the Company, in each case for the duration of his employment with the Company plus two years.

Report by the Compensation Committee on Executive Compensation

      The Compensation Committee recognizes that the success of the Company, including its ability to expand its service offerings and its markets and to maintain existing contracts and customer relationships, is dependent on the performance of its employees. As a result, the Compensation Committee has adopted the following executive compensation policies:

•	The Company’s executive compensation policies should balance the long-term and short-term goals of the Company. They should encourage growth and yet reward current profitability.

•	Base salaries should be at or close to market but salaries should be enhanced by bonus plans and stock option incentives to meet or exceed Company goals, should reward both group and individual performances, and should be flexible in their design and application.

•	Stock options should be awarded to reward performance and to align executives’ interests with those of shareholders.

      The Compensation Committee believes its executive compensation program effectively serves the interests of shareholders by allowing the Company to attract and retain talented executive personnel who have incentives to perform at the highest levels. Due to the level of compensation received by the executive officers of the Company, the Committee has not yet deemed it necessary to adopt a policy regarding the one million dollar limit on deductibility of certain executive compensation under Section 162(m) of the Internal Revenue Code.

      CEO Compensation. Mr. Richard E. Cree has served as the Company’s Chief Executive Officer since November 2002. Prior to that, he served as the Company’s EVP Business Development. From June 1999 through March 2000, he was Chief Operating Officer. For fiscal 2004, Mr. Cree’s base salary is $265,000. The Compensation Committee will continue to review all aspects of Mr. Cree’s compensation annually to establish goals for the ensuing fiscal year against which his performance and adjustments to compensation will be evaluated.

      In summary, the Committee believes that its policy of linking executive compensation to individual and Company performance was met. The Committee believes that the Company’s compensation levels adequately reflect its philosophy. In addition, the Committee believes that the Company’s executive compensation programs and policies are supportive of its overall objective to enhance stockholder value through the profitable management of its operations.

Compensation Committee

James L. Mann (Chairman)
W. P. Buckthal
Robert A. Geist

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

IN COMPENSATION DECISIONS

      The three members of the Compensation Committee, Messrs. Mann, Buckthal and Geist, have no interlocking relationships as defined by rules and regulations of the Securities and Exchange Commission.

COMPENSATION OF DIRECTORS

      Each non-employee director of the Company receives:

•	$1,000 for each regular meeting of the Board attended and reimbursement of any expenses directly incurred to attend such meetings; and

•	stock options for 20,000 shares of Common Stock upon initial selection to the Board pursuant to the Company’s Non-Qualified Stock Option Plan or its 2002 Stock Option Plan.

      Directors who are also employees of the Company do not receive compensation for their service on the Board. The Company also provides directors’ and officers’ liability insurance and indemnity agreements for its directors.

STOCKHOLDER RETURN COMPARISON

      The following graph presents the cumulative total yearly stockholder return for the Common Stock compared with the cumulative total return on NASDAQ Market Index and the NASDAQ Telecommunications Stock Index. The graph assumes that $100 was invested on July 31, 1998, and that all dividends were reinvested.

T-NETIX, INC.

STOCK PRICE PERFORMANCE

July 31, 1998—December 31, 2003

T-NETIX Stock Performance Analysis

	T-NETIX, Inc.		NASDAQ Stock Market		NASDAQ Telecommunications

		Investment		Investment		Investment
Date	Closing Price	Value	Closing Price	Value	Closing Price	Value

7/31/1998	$8.00	$100.00	1,872.39	$100.00	428.63	$100.00
12/31/1999	$4.34	$54.25	4,069.31	$217.33	1,015.40	$236.89
12/31/2000	$2.06	$25.75	2,470.52	$131.95	463.44	$108.12
12/31/2001	$3.33	$41.63	1,950.40	$104.17	236.63	$55.21
12/31/2002	$2.01	$25.13	1,335.51	$71.33	108.79	$25.38
12/31/2003	$4.00	$50.00	2,003.37	$107.00	183.57	$42.83

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Any transactions between the Company and its officers, directors, employees, and affiliates that are outside the scope of the Company’s employment relationship with such persons will be subject to approval of a majority of the disinterested members of the Board of Directors based upon a determination that the terms are at least as favorable to the Company as those that could be obtained from unrelated parties. During the fiscal year ended December 31, 2003, the Company was not a party to any transaction involving a value of $60,000 or greater with its officers, directors, employees or affiliates that was outside the scope of the Company’s employment relationship with such persons. To the Company’s knowledge, no such transactions are currently proposed.

APPENDIX I

Nominating and Corporate Governance Committee Charter

T-NETIX, Inc.

      This Nominating and Corporate Governance Committee Charter (the “Charter’) sets forth the purpose and membership requirements of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) and establishes the authority and responsibilities delegated to it by the Board.

1.     Purpose. The Committee exists to assist the Board in the identification of individuals qualified to become members of the Board and to make recommendations to the Board regarding the nominees for director in connection with the Company’s annual meeting of stockholders. The Committee also has the responsibility for developing and recommending to the Board the Company’s Corporate Governance Policy.

2.     Qualifications of Members.

      2.1.     Composition. The Committee shall consist of two (2) or more members of the Board, as appointed by the Board, including one chair.

      2.2.     Independence. Each member of the Committee shall be independent. For purposes hereof, the term “independent” shall mean a director who meets the NASDAQ Stock Market, Inc. (“NASDAQ”) definition of “independence,” as determined by the Board.

3.     Meetings. The Committee shall meet on a regular basis and shall hold additional meetings as circumstances require. The Committee shall meet separately in executive session and with management and the outside auditor. The Committee shall report regularly to the Board with respect to its activities.

4.     Board and Committee Matters.

      4.1.     Nominee Criteria and Qualifications. The Committee shall establish criteria for persons to be nominated for election to the Board and its committees, and to serve thereon, taking into account the composition of the Board as a whole. At a minimum, the criteria should include a candidate’s qualification as “independent,” under the various standards applicable to the Board and each of its committees, as well as depth of experience and availability, the balance of the business interest and experience of the incumbent or nominated directors, and the need for any required expertise on the Board or one of its committees.

      4.2.     Identification of Candidates. The Committee shall identify potential director candidates and recommend to the Board the names of qualified persons to be nominated for election or re-election as directors and the membership and Chairperson of each Board committee.

      4.3.     Recommendation of Nominees. Prior to each annual meeting of the shareholders of the Company, the Committee shall recommend to the full Board a slate of nominees for election or re-election to the Board.

5.     Executive Officer Matters.

      5.1.     Management Succession. The Committee shall receive periodically from the CEO recommendations regarding the CEO’s successor, the development of other executive talent and the executive management needs of the Company.

      5.2.     CEO Succession. The Committee shall recommend to the Board a successor to the CEO when a vacancy occurs.

      5.3.     Appointment of Officers. The Committee shall review the CEO’s appointment of SEC reporting officers (“SEC reporting officers” are those officers that file Forms 3 and 4 with the SEC under Section 16 of the Securities Exchange Act of 1934) and make recommendations to the Board with respect to such persons to be elected officers by the Board and review any proposed personnel changes involving such officers.

6.     Corporate Governance Oversight.

      6.1.     Corporate Governance Policies. The Committee shall review the Company’s policies and programs in such areas as:

•	Code of Business Conduct and Ethics;

•	Charitable Contributions;

•	Political Action/Legislative Affairs;

•	Records Retention;

•	Insider Trading; and

•	Director Orientation and Continuing Education.

The Committee shall also make recommendations to the Board with respect to any changes, amendments and modifications that the Committee deems desirable.

      6.2.     Communications with Constituents. With the knowledge of management, the Committee may meet with or communicate with shareholders or employees of the Company or others that have a stake in the Corporate Governance Policies of the Company.

7.     Reports and Assessments.

      7.1.     Board Reports. The Chairman shall report from time to time to the Board on Committee actions and on the fulfillment of the Committee’s responsibilities under this Charter.

      7.2.     Committee Self-Assessment. The Committee shall annually review and make a self-assessment of its performance, which shall include eliciting input from management, the Board and the General Counsel on the performance of the Committee.

      7.3.     Assessment of Board. The Committee shall annually develop and oversee an assessment of the full Board.

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)+*	Offer to Purchase, dated February 3, 2004.
(a)(2)+*	Form of Letter of Transmittal.
(a)(3)+*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(4)+*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)*	Form of Letter to stockholders of T-NETIX, dated February 3, 2004.
(a)(6)	Press Release issued by T-NETIX on January 22, 2004, announcing the execution of the Merger Agreement, filed as an exhibit to T-NETIX’s Current Report on Form 8-K filed on January 26, 2004, which exhibit is hereby incorporated by reference.
(a)(7)++*	Opinion of Updata Capital, Inc., dated January 22, 2004.
(a)(8)+++*	Information Statement of T-NETIX dated February 3, 2004.
(e)(1)+	Agreement and Plan of Merger, dated as of January 22, 2004, among Purchaser, Holdings and T-NETIX.
(e)(2)+	Employment Agreement, dated as of January 22, 2004, by and between Purchaser and Richard E. Cree.
(e)(3)+	Employment Agreement, dated as of January 22, 2004, by and between Purchaser and John C. Poss.
(e)(4)+	Employment Agreement, dated as of January 22, 2004, by and between Purchaser and Henry G. Schopfer III.
(e)(5)+	Employment Agreement, dated as of January 22, 2004, by and between Purchaser and Wayne A. Johnson II.
(e)(6)+	Employment Agreement, dated as of January 22, 2004, by and between Purchaser and Thomas R. Meriam.
(e)(7)	Employment Agreement, dated as of October 1, 2002, by and between T-NETIX and Richard E. Cree, including Renewal of Employment Agreement, effective as of January 1, 2004.
(e)(8)	Employment Agreement, dated as of December 27, 2002, by and between T-NETIX and John C. Poss, including Renewal of Employment Agreement, effective as of December 27, 2003.
(e)(9)	Employment Agreement, dated as of December 27, 2002, by and between T-NETIX and Henry G. Schopfer III.
(e)(10)	Employment Agreement, dated as of May 1, 2002, by and between T-NETIX and Wayne A. Johnson II, including Renewal of Employment Agreement, effective as of April 22, 2003.
(e)(11)	Employment Agreement, dated as of August 1, 2002, by and between T-NETIX and Thomas R. Meriam, including Renewal of Employment Agreement, effective as of August 1, 2003.
(e)(12)	Employment Agreement, dated as of January 1, 2002, by and between T-NETIX and Thomas E. Larkin.
(e)(13)	Employment Agreement Amendment, dated effective as of January 1, 2004, by and between T-NETIX and Thomas E. Larkin.
(e)(14)	Exclusivity Agreement, dated October 23, 2003, by and between T-NETIX and H. I G.
(e)(15)+	Tender Agreement and Irrevocable Proxy, dated January 22, 2004, by and among Purchaser, Holdings and the Tendering Parties.

*	Included in materials delivered to stockholders of T-NETIX.

+	Filed as an exhibit the Schedule TO and incorporated herein by reference.

++	Included as Annex A to this Schedule 14D-9.

+++	Included as Annex B to this Schedule 14D-9.